SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Chesapeake Energy Corporation
(Name of Subject Company (issuer))
Chesapeake Energy Corporation
(Name of Filing Persons (issuer))

2.5% Contingent Convertible Senior Notes due 2037
2.25% Contingent Convertible Senior Notes due 2038
(Title of Class of Securities)

165167BZ9 / 165167CA3 (2.5% Contingent Convertible Senior Notes due 2037)
165167CB1 (2.25% Contingent Convertible Senior Notes due 2038)
(CUSIP Number of Class of Securities)
James R. Webb
Executive Vice President- General Counsel
and Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Tull R. Florey
Hillary H. Holmes
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$500,000,000	$50,350

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the Company’s offers to purchase its 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038 for up to a maximum aggregate purchase price of $500,000,000.

**	The amount of the filing fee was calculated at a rate of $100.70 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), and relates to the Company’s offers to purchase (“Tender Offers”) for cash, upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated August 15, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), up to $500,000,000 aggregate purchase price (exclusive of accrued and unpaid interest), subject to increase or decrease by the Company, of the Company’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038 (together, the “Notes”).
Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Each of the Tender Offers will expire at 11:59 p.m., New York City time, on September 12, 2016, or any other date and time to which the Company extends such Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
The information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 of Schedule TO, including as more specifically set forth below.
Item 1.        Summary Term Sheet.
The information in the Offer to Purchase under the heading “Summary” and in the Letter of Transmittal is incorporated herein by reference.
Item 2.        Subject Company Information.
(a) Name and Address. The issuer of the Notes is Chesapeake Energy Corporation, an Oklahoma corporation. The address of the issuer’s principal executive offices is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and its telephone number at that address is (405) 848-8000.
(b) Securities. The securities that are the subject of the Tender Offers are the Company’s outstanding 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038. As of August 12, 2016, there were $730,205,000 aggregate principal amount of the 2.5% Contingent Convertible Senior Notes due 2037 outstanding and $315,112,000 aggregate principal amount of the 2.25% Contingent Convertible Senior Notes due 2038 outstanding.
(c) Trading Market and Price. The information in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.
Item 3.        Identity and Background of Filing Person.
The information set forth under Item 2(a) above and in the Offer to Purchase under the heading “The Company” is incorporated herein by reference. The names of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” and such information is herein incorporated by reference.
The business address and telephone number for all of the above directors and executive officers are c/o Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 and (405) 848-8000. The filing person is the subject company.
Item 4.        Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offers,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Tax Consequences” is incorporated herein by reference.

(b) Purchases. Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.
Item 5.        Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Notes:
Indenture (including form of note) dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in (i) the Form 8-K filed on May 15, 2007 by the Company and (ii) the “Description of Notes” on pages S-30 through S-55 of the Company’s Prospectus Supplement (File No. 333-142720) filed on May 10, 2007, which are incorporated herein by reference.
Indenture (including form of note) dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in (i) the Form 8-K filed on May 29, 2008 by the Company and (ii) the “Description of Notes” on pages S-28 through S-53 of the Company’s Prospectus Supplement (File No. 333-151011) filed on May 22, 2008, which are incorporated herein by reference.
The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.
Item 6.        Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information in the Offer to Purchase under the heading “The Terms of the Tender Offers-Purpose of the Tender Offers” is incorporated herein by reference.
(b) Use of Securities Acquired. The information in the Offer to Purchase under the heading “The Terms of the Tender Offers-Payment for Notes” is incorporated herein by reference.
(c) Plans. Except as disclosed in the Offer to Purchase or the documents incorporated by reference therein, which disclosure is incorporated herein by reference, the Company is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).
Item 7.        Source and Amount of Funds or Other Consideration.
The information in the Offer to Purchase under the headings “The Terms of the Tender Offers,” “Certain Considerations-Conditions to the Consummation of the Tender Offers” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Item 7(a), (b) and (d).
Item 8.        Interest in Securities of the Subject Company.
(a) Securities Ownership. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.
(b) Securities Transactions. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary” and “The Dealer Manager, The Depositary and The Information Agent” is incorporated herein by reference.
Item 10.        Financial Statements.
(a) Financial Information. The information set forth in Item 8 and Exhibit 12 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the information set forth in Item 1 of Part I and Exhibit 12 of the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 are incorporated herein by reference.
(b) Pro Forma Information. Not applicable.
Item 11.        Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. None.
(c) Other Material Information. The information contained in the Offer to Purchase, the Letter of Transmittal and the documents incorporated by reference in the Offer to Purchase is incorporated herein by reference.
Item 12.        Materials to Be Filed as Exhibits.
The Exhibit Index, which index follows the signature page to this Schedule TO and is incorporated herein by reference, sets forth a list of those exhibits filed herewith or incorporated by reference herein.
Item 13.        Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 15, 2016

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President- General Counsel and Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)	—	Offer to Purchase to Holders of Chesapeake Energy Corporation’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038, dated August 15, 2016.

(a)(1)(B)	—	Letter of Transmittal.

(a)(1)(C)	—	Press Release dated August 15, 2016.

(b)(1)*	—	Form of Secured Term Loan.

(d)(1)	—
Indenture dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference).

(d)(2)	—
Indenture dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference).

(g)	—	Not applicable.

(h)	—	Not applicable.

*To be filed by amendment.